Filed pursuant to Rule 433

Registration Statement No. 333–164906

Free Writing Prospectus May 12, 2010

EXPRESS, INC.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated May 12, 2010 (the “Preliminary Prospectus”) included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-164906) relating to the initial public offering of the common stock of Express, Inc. This free writing prospectus is only a summary of the changes included in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 13 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

16,000,000 shares are being sold to the public at a price per share of $17.00 and 2,400,000 additional shares may be sold pursuant to the underwriters’ overallotment option. The shares will be ready for delivery on or about May 18, 2010.

We estimate that we will receive net proceeds from the offering of approximately $166.9 million, after deducting underwriting discounts and commissions but before deducting $4.0 million of estimated offering expenses payable by us. As a result, we will use $15.3 million of cash on hand, together with the net proceeds from the offering to prepay all of the Term B Loans outstanding under the Topco credit facility, to pay accrued and unpaid interest and prepayment penalties and to pay other fees and expenses incurred in connection with this offering, including payments to Golden Gate and Limited Brands.

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1483510/000119312510116769/0001193125-10-116769-index.htm. The issuer’s Central Index Key, or CIK, on the SEC web site is 0001483510.

Express, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Merrill Lynch or Goldman, Sachs & Co. will arrange to send you the prospectus if you request it by calling toll free 866-500-5408 or 866-471-2526, respectively.